LOBBYING DISCLOSURE AT COMCAST CORPORATION
Commentary on Shareholder Resolution Seeking Increased Lobbying Disclosure

Friends Fiduciary Corporation seeks your support1 for Proposal 4 on the Comcast Corporation (“Comcast”, or “the Company”) 2018 proxy ballot. The resolved clause states:

Resolved, the shareholders of Comcast request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying  communications.
2. Payments by Comcast used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Comcast’s membership in and payments to any tax-exempt organization that writes and endorses model legislation. 4. Description of management’s and the Board’s decision making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, “grassroots lobbying communication” is communication to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying by a trade association or other organization of which Comcast is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Governance and Directors Nominating Committee and posted on Comcast’s website.

We are the lead filers of this proposal, which has been co-filed by other concerned investors, including the Sisters of the Order of St. Dominic of Grand Rapids, the 444S Foundation, John Swift, Judith Hill, and the Sisters of St. Joseph of Boston.

Our Rationale to vote FOR and Rebuttal to the Company’s Opposition Statement follows:

As investors, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, and ethics.

Comcast’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ indirect and direct lobbying and political spending, and Comcast faces reputational risk as a result.2 A growing number of companies are recognizing these risks-- since 2011, the number of companies disclosing at least some of their trade association and other non-profit group memberships have more than doubled.3
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1 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.  Friends Fiduciary Corporation urges shareholders to vote for Proposal 4 following the instruction provided on the management’s proxy mailing.
2 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 5, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf, accessed April 2, 2018.
3 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 10.

High level of spending, low level of disclosure

Comcast expends significant company resources on lobbying at both the state and federal level in comparison with other companies.
At the federal level, Comcast spent over $29.6 million in 2016 and 2017, the highest sum in the telecommunications sector4 and 4th highest sum of all reporting US companies.5 In its rebuttal statement, the company points to the public availability of its federal lobbying spending as evidence that further reporting is not necessary—however, our proposal asks for more information about state level, trade association, and grassroots spending, all of which are not covered under federal disclosures.6

Comcast’s state-level lobbying spending is also likely significant. Comcast hired 221 lobbyists in 35 states in 2016.7 According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, between 2012 and 2015 Comcast spent over $7 million on state-level lobbying,8 ranking #5 in overall spending, 9 and #1 in its sector for revenue intensity. 10 That does not take into account spending occurring in the 30 other states where the Company reportedly lobbied from 2010 through 2014.11 Out of those 30 states in which Comcast may lobby, lobbying disclosure requirements are nonexistent in 22.12

Comcast’s spending at the state level is clearly significant, but because state-level lobbying disclosure requirements are often very cursory, investors have no idea how much the Company is spending in 22 states and have only a murky picture in others. (In its rebuttal, the company says that “there are similar disclosure requirements [to those at the federal level] in all 50 states” 13 —this is simply untrue.) Transparent lobbying disclosure is especially important given the current political climate. Telecommunications companies will likely continue to increase their lobbying spending at the state level,14  particularly as the net neutrality debate moves into state legislatures. Comcast is required to report its state lobbying and already has all of this information, so could easily and inexpensively provide this information to shareholders.
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4 OpenSecrets.org, “Telecom Services,” https://www.opensecrets.org/lobby/indusclient.php?id=B09&year=2017, accessed April 2, 2018.
5 OpenSecrets.org, “Top Spenders,”https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2017, accessed April 2, 2018
6 “Because the information that this proposal seeks to be disclosed is generally publicly available in appropriate detail, as is in fact evidenced by the amounts noted in the proposal itself, implementing this proposal would require us to incur unnecessary expense, would divert management attention away from our primary business activities and would raise potential competitive concerns.” Comcast Corporation, April 30, 2018, Form DEF 14A, p. 28.
7 Followthemoney.org, “Comcast,” https://www.followthemoney.org/entity-details?eid=644, accessed May 8, 2018.
8 Welsh and Young, “State Lobbying,” p. 29.
9 The study examined the largest 100 S&P500 companies, adjusted for sector distribution. Welsh and Young, “State Lobbying,” p. 44.
10 Welsh and Young, “State Lobbying,” p. 4.
11 Yue Qui, Ben Wieder, and Chris Zubak-Skees, “Here are the interests lobbying in every statehouse,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19283/here-are-interests-lobbying-every-statehouse, accessed April 2, 2018.
12 Welsh and Young, “State Lobbying,” p. 3.
13 Comcast Corporation, April 30, 2018, Form DEF 14A, p. 29.
14 The number of companies contracting state-level registered lobbyists increased by 10% between 2010 and 2014. Liz Essley White and Ben Wieder, “Amid federal gridlock, lobbying rises in the states,” Center for Public Integrity, February 11, 2016, https://www.publicintegrity.org/2016/02/11/19279/amid-federal-gridlock-lobbying-rises-states, accessed April 2, 2018.

Lobbying via trade associations

The Company does not fully disclose its involvement in trade associations, meaning investors have neither an accurate picture of the company’s total lobbying expenditures nor an understanding of its priorities or interests.
Comcast does not disclose membership dues or other payments made to non-profit organizations participating in lobbying activity, chief among them trade associations. Investors do not know which trade associations the Company is a part of. Through outside research we have found that Comcast serves on the board of NCTA - Internet & Television Association, which spent $26.39 million on lobbying in 2016 and 2017, and just $2.6 million on political contributions in the 2016 election cycle.15 Comcast also belongs to the 21st Century Privacy Coalition, the Business Roundtable, CableLabs, the Chamber’s CEO Council for Growth, the Colorado Technology Association, the Cable & Telecommunications Association for Marketing, the Greater Philadelphia Chamber of Commerce, the Video Advertising Bureau and the Washington Technology Industry Association, which together spent $28.56 million on federal lobbying in 2017.16

Arguing sufficient implementation, the Company points to its disclosure of payments used for political contributions, by trade associations receiving over $50,000 per year.17 Disclosing political contributions, however, does not include payments to trade associations made by Comcast used for lobbying purposes.18 These undisclosed trade association payments used to lobby go unevaluated by both shareholders and the Board.

In their recommendation, the Company refers to “federal and certain state laws” that “require we disclose the portion of certain trade association dues that are used for lobbying activities.”19 But investors have no way to know how much of Comcast’s reported lobbying totals are comprised of its trade association payments used for lobbying, unless Comcast voluntarily disclosed this. It is important to clarify that these mandated disclosures do not break out Comcast’s payments to trade associations which are then used for lobbying. As outlined above, lobbying makes up the bulk of trade associations’ political expenditures.20
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15 OpenSecrets.org, “National Cable & Televisions Assn,” https://www.opensecrets.org/pacs/expenditures.php?cmte=C00010082&cycle=2016, accessed March 7, 2018.
16 OpenSecrets.org, “21st Century Privacy Coalition,” https://www.opensecrets.org/lobby/clientsum.php?id=D000067672&year=2017; “Business Roundtable,” https://www.opensecrets.org/lobby/clientsum.php?id=D000032202&year=2017; “Greater Philadelphia Chamber of Commerce,” https://www.opensecrets.org/lobby/clientsum.php?id=F210865&year=2017, all accessed May 8, 2018.
17 The company refers to tax code 26 USC Section 162 e(1)(b), which only applies to political contributions. Additionally, when the link to this disclosure (https://www.cmcsa.com/documentdisplay.cfm?DocumentID=6023)  referred to in the company’s rebuttal was accessed on May 2, 2018, it displayed “Page Not Found.” Does Comcast plan on discontinuing even this disclosure?
Comcast Corporation, April 30, 2018 Form DEF 14A, https://www.cmcsa.com/static-files/de630260-d6f4-4e29-b5cb-623324686441 , accessed May 1, 2018.
18 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162, accessed April 2, 2018.
19 Comcast Corporation, April 30, 2018, Form DEF 14A.
20 For example, the largest trade association in the US, the Chamber of Commerce spent $33 million on political contributions and $302 million on lobbying during the 2010 election. Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013, p. 5, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2313232, accessed April 10, 2018.

The Company maintains that it is impossible to control what payments made to trade associations are used for21 while simultaneously espousing its policy of ensuring in writing that its payments to 501(c)4 or 527 organizations are not used to make political contributions or independent expenditures.22 As investors, we are concerned by this inconsistency; it appears the Company does not know how its funds given to trade associations are being spent. Willful blindness or ignorance to a trade association’s positions and lobbying makes the case that better board oversight and trade association disclosure is needed to mitigate potential risks from controversial advocacy. We believe shareholders and the board would benefit from accountability for these memberships and payments used for lobbying.

Reputational risk

Comcast’s lack of transparency around its lobbying poses reputational risks.
Comcast was identified as the most hated company in America by 24/7 Wall Street in 2017.23  (In 2018, Equifax replaced Comcast in the top spot.)24 The 2018 Harris Reputation Quotient ranked Comcast 78th in reputation of the 100 most visible companies in the United States.25

Comcast’s spending is perceived to go counter to its public statements, a sentiment which has only grown given recent debates over net neutrality (see “Comcast wants you to think it supports net neutrality while it pushes for net neutrality to be destroyed,” Slate).26

Comcast’s lack of transparency perpetuates its negative public image and could fuel regulatory backlash or the rise of municipal broadband, potentially threatening company profitability (see “Comcast has a lot to lose if municipal broadband takes off,” Ars Technica).27 In a highly regulated industry providing essential services such as telecommunications, we maintain that careful consideration of reputational risk becomes even more crucial. Municipal broadband has drawn bipartisan support, especially in conservative areas. As one article puts it, “Our desire for better broadband, and our collective disdain for Comcast, tends to be one of the few things capable of bridging the partisan divide”28
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21 “Additionally, we do not control how any such associations direct any expenditures, and in many cases, are not even aware that such expenditures are made. In fact, we may not agree with the position of the organization on any given candidate or issue.” Comcast Corporation, April 30, 2018, Form DEF 14A.
22 “…receiving written representations…that such funds a) will not be used, directly or indirectly, to make contributions to political campaigns, political parties, other organizations registered as political committees, or SuperPACs, and b) will not be used to make independent expenditures.” Comcast Corporation, “Statement on Political and Trade Association Activity,” https://www.cmcsa.com/static-files/3184645f-8d7b-4c34-a09d-f78ed146ac55 , accessed April 2, 2018.
23 Michael B. Sauter and Samuel Stebbins, “America’s Most Hated Companies,” 24/7 Wall Street, January 10, 2017, http://247wallst.com/special-report/2017/01/10/americas-most-hated-companies-4/2/, accessed April 10, 2018.
24 Samuel Stebbins, Evan Cormen, Michael B. Sauter, and Charles Stockdale, “America’s Most Hated Companies,” 24/7 Wall Street, January 22, 2018,  https://247wallst.com/special-report/2018/01/22/americas-most-hated-companies-5/3/, accessed April 10, 2018.
25 The Harris Poll, “2017 Reputation Quotient Ratings,” http://www.theharrispoll.com/reputation-quotient, accessed April 10, 2018.
26 April Glaser, “Comcast Wants You to Think It Supports Net Neutrality While It Pushes For Net Neutrality to Be Destroyed,” Slate, November 28, 2017, http://www.slate.com/blogs/future_tense/2017/11/28/comcast_wants_you_to_think_it_supports_net_neutrality_while_it_pushes_for.html, accessed April 10, 2018.
27 Jon Brodkin, “Comcast has a lot to lose if municipal broadband takes off,” Ars Technica, November 3, 2017, https://arstechnica.com/tech-policy/2017/11/comcast-has-a-lot-to-lose-if-municipal-broadband-takes-off/, accessed April 10, 2018.
28 Karl Bode, “More than 750 American Communities Have Built Their Own Internet Networks,” Vice, January 23, 2018, https://motherboard.vice.com/en_us/article/a3np4a/new-municipal-broadband-map, accessed April 10, 2018.

The Company’s trade association relationships can pose reputational risks.
We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Comcast’s lack of public disclosure and lack of board-level oversight over its trade association involvement risks damage to its already precarious reputation. Comcast has come under fire for its membership in the American Legislative Exchange Council, or ALEC, a non-profit 501(c)3 organization that writes and promotes model legislation.29  ALEC has a history of promoting controversial legislation at the state level, and more than 100 companies, including Apple, Wal-Mart, and Ford, have publicly left ALEC.30 When asked to comment on Google’s departure, Chairman Eric Schmidt referred specifically to ALEC’s work against climate change regulation, saying “…we should not be aligned with such people. They're just literally lying.”31 We would like to know how Comcast’s board is evaluating these memberships and the potential risks posed by such associations.

As investors, we would like to understand how Comcast manages the benefits and drawbacks of remaining an ALEC member, especially in the context of its partnership with Sunrun. In August 2017, Comcast agreed to market Sunrun’s solar products to its Xfinity Home subscribers, with an option for Comcast to take up to a 10% ownership stake in the company.32 Clearly, Comcast stands to benefit from increased rooftop solar adoption; however, ALEC, which is supported by Comcast, has been active in working against net metering at the state level. Net metering is widely considered essential to rooftop solar adoption.33 How does the company evaluate its payments to groups that write and endorse model legislation, particularly when those groups in some instances are directly working against the company’s own interests?

Lack of board oversight

There are not enough board oversight structures in place, especially given the volume of Comcast’s lobbying spending.

The Company’s Statement on Political and Trade Association Activity mentions that participation in trade associations is reported directly to the Governance and Directors Nominating Committee of the Company’s Board of Directors. However, the participation is approved by the Senior Executive Vice President prior to reporting, and no mention is made of board or management procedures for evaluating trade association memberships specifically, or spending and priorities more generally, outside of the presentation of annual reports and a “periodic review” of the Company’s Statement on Political Activity and Trade Associations. 34
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29 Bruce Kushnick, “Telecom Sleaze: ALEC and Its Communication’s Funders — AT&T, Verizon, Centurylink, Comcast and Time Warner Cable,” Huffington Post, May 2, 2015, http://www.huffingtonpost.com/bruce-kushnick/telecom-sleaze-alec--its_b_7194138.html, accessed April 10, 2018.
30 The Center for Media and Democracy Source Watch, Corporations that Have Cut Ties to ALEC, http://www.sourcewatch.org/index.php/Corporations_that_Have_Cut_Ties_to_ALEC, accessed April 6, 2017.
31 A Conversation with Google Chairman Eric Schmidt, The Diane Rehm Show, WAMU 88.5, September 22, 2014, hosted by Diane Rehm. From transcript available at dianerehm.org, http://dianerehm.org/shows/2014-09-22/conversation-google-chairman-eric-schmidt, accessed April 6, 2017.
32 Erin Ailworth, “Comcast Enters Partnership with Solar-Power Provider Sunrun,” Wall Street Journal, August 24, 2017, https://www.wsj.com/articles/comcast-enters-partnership-with-solar-power-provider-sunrun-1503604852, accessed April 10, 2018.
33 Hiroko Tabuchi, “Rooftop Solar Dims Under Pressure From Utility Lobbyists,” New York Times, July 8, 2017, https://www.nytimes.com/2017/07/08/climate/rooftop-solar-panels-tax-credits-utility-companies-lobbying.html, accessed April 10, 2018.
34 “The Statement is periodically reviewed by our Governance and Directors Nominating Committee and outlines the wide variety of public policy issues that impact our business.” Comcast Corporation, April 30, 2018, Form DEF 14A.

With 2017 reported Adjusted EBITDA of over $28 billion, the company’s contention that such a report would be an “unnecessary burden” is not compelling. The report could be easily produced and at minimal cost to the company. Many companies, including WalMart, Intel, Coca-Cola and Microsoft, produce similar reports without disclosing proprietary information.

CONCLUSION

Comcast’s significant lobbying expenditures, lack of appropriate board oversight, and exposure to reputational risk as a result clearly signal a need for enhanced disclosure. For the reasons stated above, we believe Comcast’s current lobbying disclosures are not adequate to inform shareholders and protect their interests. Therefore, we urge shareholders to vote FOR Proposal 4 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Comcast Corporation Proposal 4 please contact Kate Monahan, Shareholder Engagement Associate, at kmonahan@friendsfiduciary.org.